Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Emer Reynolds Ph: 353-1-709-4000 Chris Burns Ph: 800-252-3526	Davia Temin Ph: 212-407-5740 Elizabeth Headon Ph: 353-1-498-0300

ELAN ANNOUNCES THE APPOINTMENT OF A NEW BOARD DIRECTOR

DUBLIN, IRELAND, MAY 26, 2006--Elan Corporation, plc today announced the appointment of Mr. William R. Rohn to the company’s Board of Directors.

Elan’s chairman, Kyran McLaughlin, said, “The Board is extremely pleased to announce the appointment of Bill. His extensive experience in the pharmaceutical and biotech industries, together with his personal qualities, will make him an excellent addition to the Board and we all look forward to working with him”.

Kelly Martin, Elan’s president and chief executive officer, added: “I look forward to working with Bill and benefiting from the experience he brings with him”.

Mr. Rohn (62) is an experienced biotech and pharmaceutical industry executive. He is currently Vice Chairman of Raven Biotechnologies, Inc., and a Director of Metabasis Therapeutics, Inc., Cerus Corp and Pharmacyclics, Inc. Previously he was Chief Operating Officer of Biogen Idec until January 2005 and prior thereto President and Chief Operating Officer of Idec Pharmaceutical Corporation from 1993.

About Elan

Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.